SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 8

ZI CORPORATION
(Name of Issuer)

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

988918108
(CUSIP Number)

Marty Steinberg, Esq., as the Receiver for
Lancer Management Group II, LLC, general partner of
Lancer Partners, LP, Lancer Offshore, Inc.,
LSPV, LLC, and Omnifund, Ltd. and as the person
in control of Lancer Partners, LP.
c/o David E. Wells, Esq.
Hunton & Williams, LLP,
1111 Brickell Avenue,
Suite 2500
Miami, Florida 33131
Telephone No.: (305) 810-2591
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 9, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this filing on Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or
or 13d-1(g), check the following box ☐.

CUSIP No. 988918108	13D	Page 2 of 7 Pages

1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, general partner of Lancer Partners, LP, Lancer Offshore, Inc., LSPV, LLC., and Omnifund, Ltd. and as the person in control of Lancer Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER -0-
SHARES BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 988918108	13D	Page 3 of 7 Pages

This Amendment No. 8 (this “Amendment”) to the Schedule 13D filed on December 2, 2003 (the “Schedule 13D”) by Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, a Connecticut limited partnership (“LMG II”), Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”), Omnifund, Ltd., a British Virgin Islands international business company (“Omnifund”) and LSPV, LLC, a Delaware limited liability company (“LSPV-LLC”) and as the person in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) (Marty Steinberg is sometimes referred to herein as the “Receiver” or the “Reporting Person”) (LMG II, Lancer Offshore, Omnifund, LSPV-LLC and Lancer Partners are sometimes collectively referred to herein as the “Reporting Entities”) relates to common shares, no par value (the “Common Shares”) of Zi Corporation, a corporation organized under the laws of Alberta, Canada (the “Issuer”).  Marty Steinberg is also the court-appointed receiver of Lancer Management Group, LLC (“LMG”), LSPV, Inc., a British Virgin Islands international business company (“LSPV-INC”), G.H. Associates, LLC, a New York limited liability company (“G.H. Associates”), Alpha Omega Group, Inc., a Delaware corporation (“Alpha Omega”) and CLR Associates, LLC, a limited liability company (“CLR”).  LMG II, Lancer Offshore, Omnifund, LSPV-LLC, Lancer Partners, LMG, LSPV-INC, G.H. Associates, Alpha Omega and CLR are sometimes collectively referred to herein as the “Lancer Entities”).

Item 1.	Security and Issuer.

The class of equity securities to which the Schedule 13D and this Amendment relate is Common Shares of the Issuer.  The principal executive office of the Issuer is located at Suite 2100, 840 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2.

Item 2.	Identity and Background.

(a)-(c) and (f)

The Reporting Person filing the Schedule 13D and this Amendment is:

As of July 10, 2003, Marty Steinberg was appointed the Receiver of LMG, LMG II, Lancer Offshore, Omnifund, LSPV-LLC, and LSPV-INC pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida (the “District Court”) in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH (the “District Court Order”).  By virtue of his status as the Receiver of LMG II, the general partner of Lancer Partners, the Receiver was designated the person in control of Lancer Partners on July 25, 2003 by order of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492 (the “Bankruptcy Court Order”).  By further order of the District Court dated September 3, 2003, the receivership was expanded to include G.H. Associates and Alpha Omega.  Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.  Mr. Steinberg is a U.S. citizen.

CUSIP No. 988918108	13D	Page 4 of 7 Pages

The following is a description of each of the Reporting Entities:

Lancer Offshore is an international business company a corporation organized under the laws of the British Virgin Islands.  The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere.  The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

Omnifund is an international business company organized under the laws of the British Virgin Islands.  The stated business purpose of Omnifund was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere.  The current principal address of Omnifund is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

LMG II is a Connecticut limited partnership. The stated business purpose of LMG II was to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

LSPV-LLC is a Delaware limited liability company. The stated business purpose of LSPV-LLC was that of a special purpose company formed to liquidate the assets of redeeming investors of Lancer Partners by receiving a contribution of assets of Lancer Partners equal to the pro rata share of the redeeming investors in the assets of Lancer Partners. The current principal address of LSPV-LLC is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

(d) and (e):

Marty Steinberg has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Lancer Entities are named as defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV. As such, they are subject to a Temporary Restraining Order and Preliminary Injunction, Order Appointing Receiver and Case Management Order, all entered by the District Court prohibiting certain activities subject to federal securities laws in the absence of separate court orders.

CUSIP No. 988918108	13D	Page 5 of 7 Pages

Item 3.        Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4.        Purpose of Transaction.

On April 9, 2009, the Issuer was acquired by Nuance Communications, Inc. (“Nuance”) pursuant to an Arrangement Agreement dated February 26, 2009, by and among Nuance, Nuance Acquisition ULC, an Alberta unlimited liability corporation and an indirectly wholly owned subsidiary of Nuance (“Sub”), and the Issuer, pursuant to which the Issuer became a wholly owned subsidiary of Sub (the “Acquisition”).  In connection with the Acquisition, each Common Share of the Issuer outstanding prior to the Acquisition, including the 18,718,008 Common Shares beneficially held by the Reporting Person, was converted into the right to receive $0.34 in cash and approximately 0.037 shares of Nuance common stock.  The shares of Nuance common stock received by the Reporting Person represent less than 5% of the outstanding shares of Nuance common stock immediately following the Acquisition. Upon the closing of the Acquisition, the Reporting Person ceased to own any Common Shares of the Issuer.

Item 5.        Interest in Securities of the Issuer.

(a)           As of April 9, 2009, the Reporting Person ceased to own any Common Shares of the Issuer.

(b)           As of April 9, 2009, the Reporting Person ceased to own any Common Shares of the Issuer.

(c)           See Item 4.

(d)           Not applicable.

(e)           As of April 9, 2009, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer.

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Following the consummation of the Acquisition, there are no remaining contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

CUSIP No. 988918108	13D	Page 6 of 7 Pages

Following the consummation of the Acquisition, to the Reporting Person’s knowledge and belief, there are no remaining contracts, arrangements, understandings or relationships (legal or otherwise) among the Lancer Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable

CUSIP No. 988918108	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2009.	/s/ Marty Steinberg

Marty Steinberg, as Receiver of Lancer Management Group II, LLC, general partner of Lancer Partners, LP, Lancer Offshore, Inc., LSPV, LLC and Omnifund, Ltd. and as the person in control of Lancer Partners, LP.